Exhibit 99.5

Gentium Transaction

Internal Communications Q&A

Employee Q&A

1.	What are the key similarities between Jazz Pharmaceuticals and Gentium?

Both organizations are dedicated to helping patients with significant unmet medical needs and to doing so through innovation and collaboration, attributes that have fueled our respective successes and will continue to do so in the future.

2.	How does this transaction align with our strategy?

We have been very clear about our strategy to acquire marketed or close-to-approval products that align with our mission to bring forth meaningful therapies that make a real difference to patients in specialized areas. As such, Gentium is a solid fit with our strategy. We believe that the addition of Defitelio™ (defibrotide) would further diversify our portfolio, and add a new orphan product that has potential for short and long-term revenue generation, high growth, and expansion of our multinational commercial platform.

3.	How does this transaction compare to others we’ve completed?

This transaction is, in terms of investment, the largest we’ve signed to date, and it would be particularly significant for growing our international business. The acquisition of EUSA Pharma provided us a commercial platform in Europe; the addition of Gentium builds on this. Also, Defitelio would further diversify our product portfolio. Strategically, it’s a solid fit with our business development strategy.

4.	Why did Gentium agree to be acquired?

Gentium was interested in combining with a company that could help bring Defitelio™ (defibrotide) to market in the EU, and our commercial infrastructure, relationships and clinical expertise would enable just that. Moreover, we are confident that our experience in reimbursement, educational programs and patient outreach can be a tremendous asset in growing Defitelio.

5.	How will Gentium be integrated into our existing structure?

It will take time for us to determine the details regarding organizational structure, but in large part and generally speaking, Gentium would become part of our European business.

6.	How many employees does Gentium have, and where are they?

Gentium has approximately 75 employees. They are headquartered in Villa Guardia (Como), Italy, own a manufacturing plant in Villa Guardia (Como), Italy and have a commercial operations center in Zug, Switzerland.

7.	Will there be changes to management of either company?

We do not expect any changes to Jazz Pharmaceutical’s board or executive management team.

8.	What will happen to existing locations of Jazz Pharmaceuticals and Gentium?

It will take some time for us to determine all the details of the combined company, but at this time we are not planning any changes to facilities or locations.

Gentium Transaction

Internal Communications Q&A

9.	Will there be any layoffs or organizational changes as a result of this transaction?

While we can never rule out staffing or organizational changes in the normal course of doing business, we are pursuing this transaction to grow.

10.	What will commercialization of Defitelio (defibrotide) mean to our field sales organization?

We would be able to leverage the existing EUSA commercial platform and sales force which promotes Erwinase. Gentium has some sales leaders and a few sales representatives at this time as part of their organization. In addition to these individuals we would expect there to be a small increase in the size of the sales force to focus on the launch of defibrotide in the EU, thereby creating potential new opportunities for current employees.

11.	What are our plans for Gentium’s manufacturing operations?

We would intend to retain Gentium’s manufacturing presence, which includes a plant in Villa Guardia (Como), Italy.

12.	What will change for employees?

We would be truly excited to welcome Gentium’s employees to Jazz Pharmaceuticals. Over the next few weeks (as we work to complete the tender offer), there will be many details to work out as we determine how best to combine our operations, and we will keep employees updated as integration moves forward.

13.	When do Jazz Pharmaceuticals and Gentium officially become one?

We expect the transaction to close during the first quarter of 2014. Until then we will be separate companies.

14.	What can we expect in terms of communication?

We are committed to communicating regularly with employees and sharing information as soon as we can. We aim to strengthen our internal communication with each transaction we complete; to that end, we formed our Communications Council earlier this fall to help keep all employees updated on important company events such as this transaction. Should you have questions, please contact your manager or someone on the Communications Council.

15.	How/when do I make contact with my counterparts at the other company?

Since we are still separate companies until close, please do not proactively reach out to your new colleagues until asked to do so.

16.	What should I do if a reporter or investor approaches me?

Please refer all investor questions to Kathee Littrell: Ireland, + 353 1 634 7887, or U.S., + 1-650-496-2717 or media questions to Laurie Hurley, Ireland, + 353 1 634 7894, U.S., +1-650-496-2796.

17.	What should we tell external stakeholders and business partners who ask about this transaction?

You can refer to the publicly available information in the press release and investor presentation which is located on the investor section of www.jazzpharmaceuticals.com.

Gentium Transaction

Internal Communications Q&A

18.	What is a Tender Offer?

A tender offer is a way of acquiring a publicly traded company by purchasing a certain number of the shares of the company directly from the shareholders. The tender offer is at a fixed price, usually at a premium over the current market price of the target shares, and is usually contingent on shareholders selling a certain number of their shares during a limited period of time. Typically, at the end of a tender offer transaction, the offering company (here Jazz) owns a controlling number of shares in the target company (here Gentium).

19.	Whom do I contact with questions?

Please direct questions to your manager or any member of our Communications Council.

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The tender offer for the outstanding shares of Gentium S.p.A. (including those shares represented by American Depositary Shares) referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Gentium, nor is it a substitute for the tender offer materials that Jazz Pharmaceuticals plc and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Jazz Pharmaceuticals and its acquisition subsidiary will file tender offer materials on Schedule TO, and Gentium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Gentium are urged to read these documents when they become available because they will contain important information that holders of Gentium securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Gentium at no expense to them. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at http://www.sec.gov or by (i) directing a request to Jazz Pharmaceuticals plc, c/o Jazz Pharmaceuticals, Inc., 3180 Porter Drive, Palo Alto, California 94304, U.S.A., Attention: Investor Relations, (ii) calling +353 1 634 7892 (Ireland) or + 1 650 496 2800 (U.S.) or (iii) sending an email to investorinfo@jazzpharma.com. Investors and security holders may also obtain free copies of the documents filed with the SEC on Jazz Pharmaceuticals’ website at www.jazzpharmaceuticals.com under the heading “Investors” and then under the heading “SEC Filings.”

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Jazz Pharmaceuticals and Gentium file annual, quarterly (except in the case of Gentium) and special reports and other information with the

Gentium Transaction

Internal Communications Q&A

SEC. You may read and copy any reports or other information filed by Jazz Pharmaceuticals or Gentium at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Jazz Pharmaceuticals’ and Gentium’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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